UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces Strategic Collaboration with Microsoft to Develop One of the Industry’s First Full-Stack IoT Solutions

Sierra Wireless edge-to-cloud solutions integrated with Microsoft Azure IoT Central will simplify and accelerate time-to-value for enterprise IoT projects

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 11, 2019--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced a strategic collaboration with Microsoft to provide one of the industry’s first full-stack IoT solutions. Sierra Wireless’ new Octave™ edge data orchestration solution has been successfully connected with Microsoft Azure IoT Central. Once in production, the solution will simplify and accelerate the process of getting edge data to the cloud, enabling enterprises to achieve the value of IoT for the industry 4.0 world. In addition, Sierra Wireless intends to migrate its existing cloud infrastructure from AWS to utilize Azure’s full complement of cloud services.

Azure IoT Central is a software-as-a-service (SaaS) solution that lets customers build and deploy production-grade IoT applications in hours without cloud computing experience or specialized skills. Octave merges edge devices, network, and cloud APIs into a single platform that securely extracts, orchestrates and acts on data from remote assets at the edge to the cloud. The integration will enable customers to focus on building their business rather than reinventing technical infrastructure, which dramatically reduces costs and development time from several months to days.

René Link, CMO and SVP, Corporate Strategy and Go-To-Market Operations, Sierra Wireless, said: “The combination of Sierra Wireless’ full suite of IoT solutions and Azure IoT Central addresses a critical gap in the marketplace. We’ve consistently heard from customers about how complex it is to integrate IoT technology, which takes time and focus away from their core business. This collaboration creates a category-of-one IoT solution that will accelerate edge data into the cloud, allowing enterprises across the globe to monetize IoT.”

Tony Shakib, Principal Group PM Manager, Azure IoT, Microsoft, said: “As a leader in integrated IoT solutions, Sierra Wireless’ edge-to-cloud capabilities are an ideal complement to Microsoft Azure IoT Central. Together with Microsoft’s Azure IoT Central offering, this strategic collaboration will enable cloud developers to deploy secure, intelligent and reliable IoT device connectivity and collect data as an extension of their Azure IoT Central experience.”

Roger Entner, Founder and Lead Analyst, Recon Analytics, said: “The Sierra Wireless integration with Microsoft will unlock the IoT’s true potential for the tens of thousands of businesses that are struggling with the complexity of IoT, stitching together components into bespoke solutions that take months, often years to deploy. Joint solutions from Sierra Wireless and Microsoft will enable a company’s existing cloud developers to tap into the IoT and easily connect their edge devices to their Microsoft Azure infrastructure.”

Sierra Wireless Octave is currently in preview with lead customers. For more information and to apply for the preview program, visit: https://www.sierrawireless.com/octave. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device-to-cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “Octave” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: June 11, 2019